भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities [redacted]
Division of C
450, Fifth Stre
Washington I
U.S.A.

07022039

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B / 		दिनांक / Date :

Letter No.CO/S&B/SKT/2007/ 742 		Date : 22-03-2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY AUDITORS FOR YEAR 2006-2007

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/717 dated the 22.03.2007 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

US SECURITIES AND EXCHANGE COMMISSION
MAR 29 2007
X-RAYED

PROCESSED
APR 06 2007
THOMSON
FINANCIAL

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way*

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No.CO/S&B/SKT/2007/717

Date : 22-03-2007

FILE NO. 82.4524

Dear Sir,

LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY AUDITORS FOR THE YEAR 2006-2007

In terms of Clause 30(c) of the Listing Agreement, we advise that the Reserve Bank of India, vide its notification No. DBS.ARS.No.12105/08.21.002/2006-2007 dated 9th March, 2007 have appointed following 13 Audit Firms as Statutory Central Auditors for the Bank for the year 2006-2007, except for our Local Head Office, Bhubaneshwar , in terms of section 41(i) of the State Bank of India Act, 1955 until the next Annual General Meeting of the Bank:-

1. M/s D.P.Sen & Co., Kolkata
2. M/s Khandelwal Jain & Co., Mumbai
3. M/s Jain Kapila Associates, Delhi,
4. M/s R.G.N. Price & Co, Chennai,
5. M/s M.M.Nissim & Co., Mumbai,
6. M/s S.K. Mittal & Co., New Delhi,
7. M/s Vinay Kumar & Co., Allahabad
8. M/s M. Choudhury & Co., Kolkata
9. M/s Laxminiwas & Jain, Hyderabad,
10. M/s G.M. Kapadia & Co., Mumbai,
11. M/s Datta Singla & Co., Delhi,
12. M/s Chaturvedi & Company, Kolkata
13. M/s Vardhaman & Co., Chennai.

2. Out of the 13 firms, the following firms have been newly appointed for 2006-2007 Statutory Audit.
   1. M/s D.P.Sen & Co., Kolkata
      Chartered Accountants, Kolkata
   2. M/s Jain Kapila Associates, Delhi,
      Chartered Accountants, New Delhi
   3. M/s Datta Singla & Co., Delhi,
      Chartered Accountants, Chandigarh
   4. M/s G.M. Kapadia & Co., Mumbai,
      Chartered Accountants, Mumbai

3. Further, we note to advise the name of the Statutory Central Auditors for our Local Head Office, Bhubaneshwar as soon as RBI advises us.

4. Kindly acknowledge receipt.

Yours faithfully,

For GENERAL MANAGER
(Shares & Bonds)

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / 　　　　दिनांक / Date :

FILE NO. 82.4524

Letter No.CO/S&B/SKT/2007/ 735 　　　　Date:23.03.2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No. Letter No.CO/S&B/SKT/2007/722 dated 23.03.2007 addressed to Bombay Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl.: a/a.

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B /

दिनांक / Date :

FILE NO. 82.4524

Letter No.CO/S&B/SKT/2007/722

Date:23.03.2007

Dear Sir,

LISTING AGREEMENT : CLAUSE 36
MEDIUM TERM NOTE (MTN) PROGRAMME

In terms of Clause 36 of the Listing Agreement, we have to advise that Bank's MTN programme for USD 1 Billion that was set up by the Bank in November 2004, was upsized to USD 2 billion in August 2005. The programme was updated and it's scope enlarged to include raising of funds for Capital purposes (Upper Tier-II and Hybrid Tier-I) and for the inclusion of Nassau or other Foreign Offices including London for the purpose of issuance of Notes in October 2006. The programme has now been upsized to USD 5 billion and is listed at Singapore Stock Exchange.

Yours faithfully,

General Manager
(Shares & Bonds)

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

END